Filed Pursuant to Rule 433
July 14, 2020

Relating to Preliminary Prospectus Supplement dated July 14, 2020 to
Prospectus dated December 15, 2017
Registration No. 333-222102

Hewlett Packard Enterprise Company
Pricing Term Sheet

$1,000,000,000 1.450% Notes due 2024 (the “2024 Notes”)

Issuer:	Hewlett Packard Enterprise Company

Ratings (Moody’s / S&P / Fitch):	Baa2 / BBB / BBB+(1)

Trade Date:	July 14, 2020

Settlement Date:	July 17, 2020 (T+3)(2)

Maturity Date:	April 1, 2024

Principal Amount Offered:	$1,000,000,000

Price to Public (Issue Price):	99.883% of the principal amount

Interest Rate:	1.450%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on April 1, 2021

Benchmark Treasury:	UST 0.125% due July 15, 2023

Benchmark Treasury Price and Yield:	99-26+; 0.182%

Spread to Benchmark Treasury:	+130 basis points

Re-offer Yield:	1.482%

Day Count Convention:	30/360

Optional Redemption:
At any time prior to March 1, 2024 (one month prior to maturity), make-whole redemption at Treasury Rate plus 20 basis points. On or after March 1, 2024 (one month prior to maturity), redemption at par.

CUSIP:	42824C BJ7

ISIN:	US42824CBJ71

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:
BofA Securities, Inc.
BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
NatWest Markets Securities Inc.
Santander Investment Securities Inc.
Barclays Capital Inc.
Goldman Sachs & Co. LLC
ING Financial Markets LLC
Loop Capital Markets LLC
SG Americas Securities, LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
ANZ Securities, Inc.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Standard Chartered Bank
MFR Securities, Inc.

(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2) We expect that delivery of the 2024 Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the third business day following the date of the pricing of the 2024 Notes, or “T+3.”  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2024 Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this pricing term sheet relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Interested parties may also obtain the prospectus and the related preliminary prospectus supplement by requesting it from Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS PRICING TERM SHEET AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS PRICING TERM SHEET BEING SENT VIA BLOOMBERG OR ANOTHER MAIL SYSTEM.